Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 2.50% Notes due 2006

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

Registrant Fee		0
Fiscal and Paying Agent fees and expenses		0
Listing fees		5,505
Printing expenses		16,500

Total	US$	22,005